RIO NARCEA GOLD MINES, LTD.                    DEFIANCE MINING CORPORATION

NEWS RELEASE

June 30, 2004

RIO NARCEA TO ACQUIRE ALL SHARES OF DEFIANCE MINING

Toronto – Rio Narcea Gold Mines, Ltd. (TSX: RNG; AMEX: RNO) (“Rio Narcea”) and Defiance Mining Corporation (TSX: DM) (“Defiance”) have announced today that they have signed a definitive agreement whereby Rio Narcea, pursuant to a plan of arrangement, will acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance.

Defiance Highlights

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Main asset is the Tasiast gold project in Mauritania

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Measured and indicated mineral resources of 1,185,000 ounces (including reserves) contained in 12,069,000 tonnes grading 3.06 g/t

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Proven and probable reserves of 886,000 ounces contained in 9,008,000 tonnes grading 3.06 g/t

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Bankable feasibility study and permitting complete

Rio Narcea Highlights (Post-Acquisition)

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Strong growth, 2 new gold projects (Tasiast, Salave), nickel production from Aguablanca starting in Q3/04

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Strong balance sheet and strong cash flow from nickel operation in 2005 provides financial ability to develop Tasiast

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No nickel and minimal gold hedging

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Experienced development and operating team

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Well positioned to achieve goal of 300,000 ounces per year of gold production and 5,000,000 ounces of resources within the next three years

Based on the June 29th closing price of the shares of Rio Narcea on the TSX, the exchange ratio places a value on each Defiance share of CDN.$0.53 representing a 37% premium over the closing price of Defiance shares.

Alberto Lavandeira, President and CEO of Rio Narcea, stated, “The acquisition of Defiance by Rio Narcea is in accordance with one of Rio Narcea’s prime objectives to increase its gold reserve and resource base and future production and cash flow to complement its growing nickel production profile. In addition, Rio Narcea will bring its development record and operating expertise to bear in advancing Defiance’s principal asset, the Tasiast Gold Project, with a view to achieving production in 2006.”

Clifford J. Davis, Chairman of Defiance, stated, “The board of directors of Defiance is pleased to have reached an agreement that allows the advancement of the Tasiast project with no further dilution to Defiance shareholders and, in addition, allows them to participate in the upside potential of Rio Narcea’s gold and nickel assets.”

As part of the transaction, it is agreed that John Hick, President and CEO of Defiance, would remain as a director of Rio Narcea and assume the role of Vice-Chairman and that Cliff Davis, the non-executive Chairman of Defiance, would also join the board of Rio Narcea.

Completion of the transaction, which is expected to occur in early September 2004 and has been approved by both boards of directors, is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by at least two-thirds of the votes cast by the shareholders of Defiance at a special meeting of Defiance shareholders to be called for late August, 2004. A management information circular will be mailed to shareholders of Defiance in July. The board of directors of Defiance, having received the recommendation of a Special Committee of Independent Directors, is recommending that Defiance shareholders vote in favour of the proposed transaction and, in support of this recommendation, has received a fairness opinion from Haywood Securities Inc., its financial advisor, that the transaction is fair to the shareholders of Defiance from a financial point of view.  In certain circumstances, if this transaction is terminated, a break fee of CDN.$1.2 million in cash may become payable by Defiance.

Defiance’s main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 km north of the capital city Nouakchott and 162 km east-southeast of the port city Nouâdhibou. The project is already permitted and a bankable feasibility study was completed in April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t.  In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon the cut-off grade of 1.0 g/t, as estimated by A.C.A. Howe International Ltd. The existing drill hole data indicates increasing grades of the mineralized zones beneath the lowest levels of the designed pits, which could potentially be mined by underground methods.  The project carries very limited technical risk.

Rio Narcea will immediately start work with Defiance to optimize the current feasibility study of the Tasiast project with a view to taking a production decision as soon as practicable.

The following table summarizes the mineral reserves and resources for the Tasiast gold project:

Category		Tonnes (000s)	grade (g/t Au)	Total Contained (000s oz Au)
Mineral Reserves [1]	Proven	618	3.76	75
	Probable	8,390	3.01	812
	Total	9,008	3.06	886

Mineral Resources [2,3]	Measured	628	3.92	79
	Indicated	11,441	3.00	1,106
	Total	12,069	3.06	1,185
	Inferred	12,428	2.25	899

Notes:

(1) Mineral reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance under National Policy 43-101. Data verification included quality assurance/quality control procedures put in place by Defiance, reviews by SNC-Lavalin Inc. of the drill hole information on geological sections prepared by A.C.A. Howe International Limited, representative sampling, the assaying of samples by SGS Lakefield Research Limited, and random sampling and testing of chips samples previously assayed by Analabs.

(2) Mineral resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance under National Instrument 43-101.

(3)  Mineral reserves are included within mineral resources.

Defiance holds exploration permits covering approximately 16,000 km2 in Mauritania upon which some work was been completed. Rio Narcea expects to conduct a detailed review of these properties to determine their further exploration potential.

The Tasiast project provides an excellent opportunity for Rio Narcea to employ its development and operating expertise and to add value to the project. The management of Rio Narcea intends to proceed with the development of Tasiast with a view to commencing production within two years. Construction of the project will be partly financed by the projected cash flows from Rio Narcea’s Aguablanca nickel project scheduled to commence production later this year. Combined with the acquisition early this year of the advanced-stage Salave gold project in Spain where Rio Narcea is proceeding with a feasibility study, Rio Narcea believes it will now be able to achieve its near-term goal of increasing production to over 300,000 ounces per annum within the next three years and growing its resource base to over 5 million ounces.

While Tasiast will be Rio Narcea’s first project outside the Iberian Peninsula, Mauritania is in the same time zone and is easily accessible from Spain with the Spanish Canary Islands situated just off the coast of Mauritania. The country has a long history of mining with a modern mining code and a supportive fiscal regime.  There has been a significant increase in activity in the natural resource industry in Mauritania, evidenced by the recent discoveries of offshore oil and gas and the recent announcement by First Quantum Minerals Ltd. of the development of a copper-gold project. Rio Narcea is looking forward to working with the local communities and the Government of Mauritania to bring Tasiast to production as quickly as possible.

Chris I. von Christierson, Chairman of Rio Narcea, stated, “We are enthusiastic about this transaction.  It affords Rio Narcea the opportunity to significantly increase gold production in the near term with a project we are comfortable with.  Together with our new Salave Gold Project, it will not only enable us to achieve the critical mass we have been seeking in the gold business, but combined with our expanding nickel business, it should make a material contribution towards achieving our stated objective to become a leading mid-tier mining company.  Strategically, Tasiast will also provide us with a presence in West Africa, undoubtedly one of the world’s major gold provinces.  We look forward to integrating the Defiance team into Rio Narcea.”

The Company will host a conference call on June 30, 2004 at 11:30 AM E.T. In order to join the conference call, please call (416) 406-4206 or 1-866-546-6145. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarceaSpecial.  In order to access this service, you will need to have Windows Media Player installed on your computer(visit www.ccnmatthews.com/RioNarceaSpecial for instructions on how to download the software free).

A replay of the call is available until July 28, 2004 by dialing (416) 695-5800 or 1-800-408-3053 and entering code 3077599. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

For further information contact:

Rio Narcea Gold Mines, Ltd. Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159 or	Defiance Mining Corporation John W.W. Hick President and CEO Tel: (416) 956 7470 Fax: (416) 956 7471 jhick@defianceminingcorp.com or
Robert van Doorn Executive V.P., Corporate Development Tel: (604) 925 8691 Fax: (416) 352 1642 gold@rionarcea.com www.rionarcea.com	J.C. St-Amour Senior V.P. Corporate Development Tel: (416) 956 7470 Fax: (416) 956 7471 jcst-amour@defianceminingcorp.com www.defianceminingcorp.com

Cautionary Statements

This press release is not an offer of securities for sale in the United States or Canada. Securities of Rio Narcea and Defiance may not be offered or sold in the United States or Canada absent registration or qualification or an exemption from registration or qualification.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Rio Narcea or Defiance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Risks of the Business” in the annual information form of Rio Narcea and in the section entitled “Risks and Uncertainties” in the annual information form of Defiance, each for the year ended December 31, 2003.  Although Rio Narcea and Defiance have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Investors and securities holders should refer to the respective annual information forms of Rio Narcea and Defiance, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.  United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever by converted into reserves.